

12012789

AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
Section

FEB 28 2012

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- ~~30862~~

45223

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 AND ENDING 12/31/2011

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fund Services Advisors, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 S. Figueroa Street, 8th Floor
                                         (No. and Street)

Los Angeles   California   90017

      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Creger   (213) 612-2200

                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lederman, Zeidler, Gray & Co., LLP
                            (Name – *if individual, state last, first, middle name*)

9107 Wilshire Blvd., Suite 260   Beverly Hills   CA   90210

    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Mark Creger _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Fund Services Advisors, Inc. _____ , as

of December 31 _____ , 20 11 ___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

> MARIA C. MARTINEZ
> Commission # 1873467
> Notary Public - California
> Los Angeles County
> My Comm. Expires Dec 17, 2013

_____
Signature

Designated Principal _____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FUND SERVICES ADVISORS, INC.

Financial Statements
with
Independent Auditors' Report
December 31, 2011

CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements	
Statement of financial condition	2
Statement of operations	3
Statement of changes in stockholder's equity	4
Statement of cash flows	5
Notes to financial statements	6 – 7
Supplementary Information	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	8
Schedule II - Reserve and Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	9
Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5	10 - 11

LEDERMAN, ZEIDLER, GRAY & CO., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
FUND SERVICES ADVISORS, INC.
Los Angeles, California

We have audited the accompanying statement of financial condition of Fund Services Advisors, Inc., as of December 31, 2011 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fund Services Advisors, Inc. as of December 31, 2011 and the result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the statement of operating expenses and in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lederman, Zeidler, Gray & Co., CPAs, LLP

Beverly Hills, California
February 23, 2012

FUND SERVICES ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$	183,689
Advisory fees receivable		5,956
	$	189,645

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

Commissions payable	9,670
Due to affiliate	117,902
Income taxes payable	800
Total current liabilities	128,372

Stockholder's equity
Common stock, no par value
Authorized - 2,000,000 shares

Issued and outstanding - 10,000 shares	10,000
Paid-in capital	148,547
Deficit	(97,274)
	61,273
	$ 189,645

The accompanying notes are an integral part of these financial statements

FUND SERVICES ADVISORS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenue		
Investment advisory fees	$	130,312
Interest income		389
		130,701
Operating expenses:		
Commissions expense		31,128
Regulatory expense		9,121
Insurance		1,016
Management fees		144,710
Office services		1,879
Professional fees		58,376
		246,230
Loss before provision for income taxes	(	115,529)
Provision for income taxes		800
Net loss	$(	116,329)

The accompanying notes are an integral part of these financial statements

FUND SERVICES ADVISORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock	Paid-in Capital	Deficit	Total
Balance, December 31, 2010	$ 10,000	$ 148,547	$ 19,055	$ 177,602
Net loss	-	-	(116,329)	(116,329)
Balance, December 31, 2011	$ 10,000	$ 148,547	$(97,274)	$ 61,273

The accompanying notes are an integral part of these financial statements

FUND SERVICES ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Operating activities:	
Net loss	$(116,329)
(Increase) decrease in assets:	
Advisory fees receivable	32,659
Increase (decrease) in liabilities:	
Commissions payable	(39,770)
Due to affiliate	(43,887)
Income taxes payable	-
Net cash used by operating activities	(167,327)
Decrease in cash	(167,327)
Cash, beginning of year	351,016
Cash, end of year	$ 183,689
Cash paid during the year:	
Interest paid	$ -
Income taxes paid	$ -

The accompanying notes are an integral part of these financial statements

FUND SERVICES ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

1. Summary of significant accounting policies

   Nature of business - The Company is a non-clearing fully disclosed broker dealer engaged in providing investment agreements, mutual funds and other investment services, for municipal bond issuers and cash managers. The majority of customers are municipalities located in California. Currently, the Company's single source of revenue is the collection of 12(b)(1) fees. The Company is a 100%-owned subsidiary of BLX Acquisition Corporation.

   Cash - For purposes of reporting cash flows, cash and cash equivalents include cash held at the Company's bank. The Company has deposits with a financial institution which periodically exceed the federally insured limits.

   Revenue - The Company receives advisory fee income based either on a stated fee or based on a percentage of bond funds invested pursuant to an investment agreement. Also, the Company is paid a monthly servicing fee on average client balances held in money market mutual funds.

   Estimates - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates include the fair value of financial instruments.

   Fair value of financial instruments - The carrying value of financial instruments on the balance sheet is a reasonable estimation of the fair value for the following instruments: cash, advisory fees receivable and current liabilities.

2. Related party transactions

   The Company incurred commission expense, management fees and office services in the amounts of $31,128, $144,710 and $1,879 respectively during the current year which were payable to an affiliate of the Company's 100% shareholder.

   The Company owed $117,902 to an affiliate of the Company's 100% shareholder as of December 31, 2011. In addition, commissions payable as of December 31, 2011 in the amount of $9,670 is owed to an affiliate of the Company's 100% shareholder.

FUND SERVICES ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

3. Income taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". The income tax provision for the year does not differ from the income tax provision that would result from applying statutory tax rates to pre-tax income because there are no material timing or permanent differences for expenses deductible for book purposes as compared to tax purposes. The tax provision of $800 is the California minimum tax for corporations. The Company has not booked a tax benefit from the operating loss incurred in the current year. The Company files a consolidated income tax return with its parent company.

4. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $56,764, which was $48,206 in excess of its required net capital of $8,558. The Company's ratio of aggregate indebtedness to net capital was approximately 2.26 to 1.

5. Concentrations of credit risk

The Company is engaged in providing investment agreements and it is engaged in general business activities in which counterparties primarily include banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

FUND SERVICES ADVISORS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

Net capital

    Total stockholder's equity $ 61,273

    Deductions and/or charges
        Non-allowable assets   4,509

        Net capital $ 56,764

Aggregate indebtedness

    Total aggregate indebtedness $ 128,372

Computation of basic net capital requirement

    Minimum net capital required $ 8,558

    Excess net capital $ 48,206

        Ratio: Aggregate indebtedness to net capital   2.26 to 1

Reconciliation with company's computation
(included in Part II of Form X-17A-5 as of December 31, 2011)

Net capital, as reported in Company's Part II (unaudited)
    Focus report $ 57,562
    Net audit adjustments   (798)

    Net capital per above $ 56,764

FUND SERVICES ADVISORS, INC.
SCHEDULE II
RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

The Company is in compliance with the conditions of exemption from the reserve and possession or control requirements under the provisions of Rule 15c3-3 (k)(2)(i) of the Securities Exchange Act of 1934.

LEDERMAN, ZEIDLER, GRAY & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
9107 WILSHIRE BOULEVARD, SUITE 260
BEVERLY HILLS, CALIFORNIA 90210

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE
(310) 273-2924
FAX
(310) 276-0225

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
FUND SERVICES ADVISORS, INC.
Los Angeles, California

In planning and performing our audit of the financial statements of Fund Services Advisors, Inc., as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements

in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2011, to meet SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Lederman, Zeidler, Gray & Co., LLP

Beverly Hills, California
February 23, 2012

Certified Public Accountants

LEDERMAN, ZEIDLER, GRAY & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS
9107 WILSHIRE BOULEVARD, SUITE 260
BEVERLY HILLS, CALIFORNIA 90210

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE
(310) 273-2924
FAX
(310) 276-0225

To the Board of Directors
Fund Services Advisors, Inc.
Los Angeles, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Fund Services Advisors, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Fund Services Advisors, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Fund Services Advisors, Inc.'s management is responsible for Fund Services Advisors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments (if any) in Form SIPC-7 with respective cash disbursement records entries (check register and bank statement), noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (company generated reports and general ledger entries), noting no differences;

4. Proved the arithmetical accuracy of the calculation reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments (company generated reports and general ledger entries), noting no differences; and

To the Board of Directors
Fund Services Advisors, Inc.
Los Angeles, California

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lederman, Zeidler, Gray & Co., CPAs, LLP
February 23, 2012

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended __12/31__ , 20 __11__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member. address, Designated Examining Authority. 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 045223   FINRA   DEC
> FUND SERVICES ADVISORS INC (FSA)   20*20
> 777 S FIGUEROA ST STE 3200
> LOS ANGELES CA 90017-5830

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Mark Creger (213) 612-2198

2. A. General Assessment (item 2e from page 2) $_____1_____

   B. Less payment made with SIPC-6 filed (exclude interest)   (_____'_____)

   _____ Date Paid

   C. Less prior overpayment applied   (_$149_____)

   D. Assessment balance due or (overpayment)   ($148)

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $_($148)_____

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $_____

   H. Overpayment carried forward $(_148_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true. correct and complete.

Fund Services Advisors, Inc.
(Name of Corporation. Partnership or other organization)

_____
(Authorized Signature)

Dated the____ day of_____, 20____.

Designated Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __1/1__, 20_11_
and ending __12/31__, 20_11_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __130,701__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

Total additions _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   130,312

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

_____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii) _____

Total deductions   130,312

2d. SIPC Net Operating Revenues $ 389

2e. General Assessment @ .0025 $ 1

(to page 1, line 2.A.)

2